AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 2023 File No. 812-[ ]
UNITED STATES OF AMERICA BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

CAZ STRATEGIC OPPORTUNITIES FUND CAZ INVESTMENTS REGISTERED ADVISER LLC One Riverway, Suite 2000 Houston, TX 77056

Please direct all communications regarding this application to:

Christopher Alan Zook
CAZ Strategic Opportunities Fund
One Riverway, Suite 2000
Houston, TX 77056
(713) 403-8250
caz@cazinvestments.com

Copies to:
Thomas Friedmann
Matthew Carter
Alexander Karampatsos
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
thomas.friedmann@dechert.com
matthew.carter@dechert.com
alexander.karampatsos@dechert.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 77 PAGES.

I. THE PROPOSAL	1
II. STATEMENT OF FACTS	2
A. Initial Fund	2
B. Adviser	3
C. Other Provisions	3
III. EXEMPTIONS REQUESTED	3
A. The Multi-Class System	3
B. Early Withdrawal Charge	3
C. Asset-Based Distribution and/or Service Fees	3
IV. COMMISSION AUTHORITY	4
V. DISCUSSION	4
A. Background	4
B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act	6
C. Early Withdrawal Charge	8
D. Waivers of EWCs	10
E. Asset-Based Distribution and/or Service Fees	11
VI. APPLICANTS’ CONDITION	12
VII. CONCLUSION	12

EXHIBITS

Exhibit A Resolutions of the Initial Fund

Exhibit B Verifications

Exhibit C Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF CAZ Strategic Opportunities Fund CAZ Investments Registered Adviser LLC One Riverway, Suite 2000 Houston, TX 77056 Investment Company Act of 1940 File No. 812-[ ]	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”) FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

CAZ Strategic Opportunities Fund (the “Initial Fund”) is a newly organized Delaware statutory trust that will operate as a continuously offered, registered non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 23(c)(2) of the 1940 Act. The Initial Fund will be advised by CAZ Investments Registered Adviser LLC (the “Adviser”). The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares (“Shares”) and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund intends to file an initial registration statement on Form N-2 (“Initial Registration Statement”), seeking to register three classes of beneficial interest, “Class A Shares,” “Class D Shares” and “Class I Shares,” under the 1940 Act and the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class A, Class D and Class I Shares. Additional offerings by any Fund relying on the Order may be on a

1	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
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private placement or public offering basis. The Initial Fund will only offer one class of Shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the “Sales Charge Rule”) of the Financial Industry Regulatory Authority (“FINRA”). All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.	STATEMENT OF FACTS
A.	Initial Fund

The Initial Fund is a newly organized Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act and Section 23(c)(2) of the 1940 Act. The Initial Fund’s primary investment objective will be to provide long-term capital appreciation and current income through annual distributions with less volatility than comparable public market strategies through a diversified portfolio of investments that provide access to private markets, via historically top-tier managers. The Fund intends to invest and/or commit capital primarily in a broad cross section of private market assets across multiple strategies, geographies and asset classes. The Fund may access investment opportunities through primary fund investments, secondary fund investments, direct investments or co-investments. To maintain liquidity and to meet underlying capital calls, the Fund may also invest in liquid investments, including exchange-traded funds, equity and fixed income securities, listed vehicles with private equity exposure, business development companies, arbitrage strategies, mutual funds and cash or cash equivalents. Under normal circumstances, the Fund expects to invest up to 20% of its assets in such liquid investments.

If the relief requested herein is granted, the Initial Fund intends to offer Class A, Class D and Class I Shares pursuant to a continuous public offering as discussed above.

As noted above, the Initial Fund intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act, and Section 23(c)(2) of the 1940 Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders.2 Any repurchase offers made by the Funds will be made to all holders of common Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-

2	Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.
2

end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).3

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

B.	Adviser

The Adviser is a Delaware limited liability company that is a subsidiary of CAZ Investments LP. The Adviser will be a registered investment adviser under the Investment Advisers Act of 1940, as amended, and will serve as investment adviser for the Initial Fund pursuant to an investment management agreement (the “Investment Management Agreement”), which will be approved by the Board of Trustees of the Initial Fund, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund’s initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement. The Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund’s business affairs.

C.	Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III.	EXEMPTIONS REQUESTED
A.	The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

3	A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio.
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C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION
A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment

Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.4 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined

4	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.
4

that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.5

One exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.6 The report concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.7 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.8 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.9

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.10 Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, e.g., SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan Private Markets Fund, Carlyle AlpInvest Private Markets Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund, and Cantor Fitzgerald Sustainable Infrastructure Fund.11

5	Id. at 424.
6	Id. at 439-40.
7	Id. at 424.
8	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
9	Investment Co. Act Rel. No. 19399 (Apr. 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
10	Protecting Investors, at 439-40; Proposing Release, at 27.
11	See, e.g., SEI Alternative Income Fund, et al., Investment Co. Rel. Nos. 34909 (May 8, 2023) (notice) and 34937 (June 5, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Company Act Release Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); JPMorgan Private Markets Fund et al, Investment Co. Rel. Nos. 34846 (March 6, 2023) (notice) and 34876 (April 3, 2023) (order); Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Investment Co. Rel. Nos. 34832 (February 13, 2023) (notice) and 34852 (March 13, 2023) (order); Forum Real Estate Income Fund and Forum Capital Advisors LLC, Investment Co. Rel. Nos. 34811 (January 18, 2023) (notice) and 34834 (February 14, 2023) (order); Cadre Horizon Fund, Inc. et al, Investment Co. Rel. Nos. 34801 (January 10, 2023) (notice) and 34826 (February 7, 2023) (order); Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34796 (January 5, 2023) (notice) and 34823 (February 1, 2023) (order); Monachil Credit Income Fund and Monachil Capital Partners LP, Investment Co. Rel. Nos. 34792 (December 28, 2022) (notice) and 34813 (January 24, 2023) (order); and Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Investment Co. Rel. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order).
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B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a “senior security”12 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).13 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

“it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because, under the proposed system, (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different

12	Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.
13	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.
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administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,14 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical

14	See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).
15	See Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.
7

provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.17 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.19 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s Shares comply with such requirements in connection with the distribution of such Fund’s Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds20 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan Private Markets Fund, Carlyle AlpInvest Private Markets Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund, and Cantor Fitzgerald Sustainable Infrastructure Fund.21 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval

16	See SEI Alternative Income Fund, et al, supra note 11; Nomura Alternative Income Fund, supra note 11; Pender Real Estate Credit Fund, supra note 11; JPMorgan Private Markets Fund, supra note 11; Carlyle AlpInvest Private Markets Fund, supra note 11; Forum Real Estate Income Fund, supra note 11; Cadre Horizon Fund, Inc., supra note 11; Fidelity Multi-Strategy Credit Fund, supra note 11; Monachil Credit Income Fund, supra note 11; and Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 11.
17	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
18	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
19	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).
20	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.
21	See supra note 11.
8

fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking the ability to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.22 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].23

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.25 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the

22	Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”
23	Id.
24	Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.
25	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
9

Exchange Act address this same concern. The Commission Staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or

26	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
27	See supra note 11.
28	Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).
29	Id
10

transactions, provided that the conditions of Rule 22d-1 are satisfied.30 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.31

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-

30	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.
31	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
32	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).
11

end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.33

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.34

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited

33	Id.
34	See supra note 11.
12

review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits C and D.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

13

Dated: August 10, 2023	CAZ STRATEGIC OPPORTUNITIES FUND
	By:	/s/ Christopher A. Zook
Name: Christopher A. Zook Title: Authorized Signatory

Dated: August 10, 2023	CAZ INVESTMENTS REGISTERED ADVISER LLC
	By:	/s/ Christopher A. Zook
Name: Christopher A. Zook Title: Authorized Signatory

14

EXHIBIT A

Resolutions of the Sole Trustee of CAZ Strategic Opportunities Fund

RESOLVED, that appropriate officers and agents of the CAZ Strategic Opportunities Fund (the “Trust”) be, and hereby are, authorized, empowered and directed on behalf of the Trust, to cause to be prepared, executed and filed with the U.S. Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Trust’s application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that any officer or trustee of the Trust, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Trust’s application for multiple class exemptive relief.

15

EXHIBIT B
Verifications

The undersigned states that he has duly executed the attached Application dated August 10, 2023 for and on behalf of CAZ Strategic Opportunities Fund in his capacity as an authorized signatory of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CAZ Strategic Opportunities Fund
By:	/s/ Christopher A. Zook
Name: Christopher A. Zook Title: Authorized Signatory

The undersigned states that he has duly executed the attached Application dated August 10, 2023 for and on behalf of CAZ Investments Registered Adviser LLC in his capacity as an authorized signatory of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CAZ Investments Registered Adviser LLC
By:	/s/ Christopher A. Zook
Name: Christopher A. Zook Title: Authorized Signatory
16

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON ~~APRIL~~AUGUST 10, 2023 File No. 812-[~~•~~ ]
UNITED STATES OF AMERICA BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”)
for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c)
and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for
an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the
1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

CAZ STRATEGIC OPPORTUNITIES FUND
CAZ INVESTMENTS REGISTERED ADVISER LLC

~~SEI ALTERNATIVE INCOME FUND~~
~~SEI INVESTMENTS MANAGEMENT CORPORATION~~
~~SEI INVESTMENTS DISTRIBUTION CO.~~

~~One Freedom Valley Drive,~~
~~Oaks, Pennsylvania 19456~~One Riverway, Suite 2000
Houston, TX 77056

Please direct all communications regarding this application to:

~~Timothy D. Barto, Esq.~~
~~SEI Investments Company~~
~~One Freedom Valley Drive~~
~~Oaks, Pennsylvania 19456~~
~~(610) 676-2533~~
~~tbarto@seic.com~~

Christopher Alan Zook
CAZ Strategic Opportunities Fund
One Riverway, Suite 2000
Houston, TX 77056
(713) 403-8250
caz@cazinvestments.com

Copies to:
~~Sean Graber~~
~~Morgan, Lewis & Bockius LLP~~
~~1701 Market Street~~
~~Philadelphia, PA 19103~~
~~(215) 963 5598~~
~~sean.graber@morganlewis.com~~Thomas Friedmann
Matthew Carter
Alexander Karampatsos
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
thomas.friedmann@dechert.com
matthew.carter@dechert.com
alexander.karampatsos@dechert.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~65~~[ ] PAGES.

I.	THE PROPOSAL	1
II.	STATEMENT OF FACTS	2
A.	Initial Fund	2
B.	Adviser	3
~~C.~~	~~Distributor~~	~~3~~
~~D~~C.	Other Provisions	3
III.	EXEMPTIONS REQUESTED	3
A.	The Multi-Class System	3
B.	Early Withdrawal Charge	3
C.	Asset-Based Distribution and/or Service Fees	3
IV.	COMMISSION AUTHORITY	~~3~~4
V.	DISCUSSION	4
A.	Background	4
B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act	6
C.	Early Withdrawal Charge	8
D.	Waivers of EWCs	10
E.	Asset-Based Distribution and/or Service Fees	11
VI.	APPLICANTS’ CONDITION	12
VII.	CONCLUSION	12

EXHIBITS

Exhibit A Resolutions of the Initial Fund

Exhibit B Verifications

Exhibit C Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

~~SEI Alternative Income Fund~~
~~SEI Investments Management Corporation~~
~~SEI Investments Distribution Co.~~
~~One Freedom Valley Drive~~
~~Oaks, Pennsylvania 19456~~

CAZ Strategic Opportunities Fund
CAZ Investments Registered Adviser LLC

One Riverway, Suite 2000
Houston, TX 77056

Investment Company Act of 1940 File No. 812-[~~•~~ ]

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”) FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

~~SEI Alternative Income~~CAZ Strategic Opportunities Fund (the “Initial Fund”) is a newly organized Delaware statutory trust that will operate as a continuously offered, registered non-diversified, closed-end management investment company that ~~operates as an interval fund~~intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule ~~23c-3~~13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 23(c)(2) of the 1940 Act. The Initial Fund will be advised by ~~SEI~~CAZ Investments ~~Management Corporation~~Registered Adviser LLC (the “Adviser~~”) and distributed by SEI Investments Distribution Co. (the “Distributor~~”). The Initial Fund~~,~~ and the Adviser ~~and the Distributor~~ are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule ~~23c-3~~23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares (“Shares”) and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or ~~the Distributor or~~ any entity controlling, controlled by, or under common control with the Adviser ~~or the~~

~~Distributor~~, or any successor in interest to any such entity,1 acts as investment adviser ~~or principal underwriter, respectively,~~ and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the “Exchange Act”)~~ (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the

1	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
1

“Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund ~~will make a continuous public offering of its Shares~~intends to file an initial registration statement on Form N-2 (“Initial Registration Statement”), seeking to register three classes of beneficial interest, “Class A Shares,” “Class D Shares” and “Class I Shares,” under the 1940 Act and the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund ~~may also offer additional classes of Shares in the future, with each class having its own fee and expense structure~~anticipates making a continuous public offering of its Class A, Class D and Class I Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~Shares of~~ The Initial Fund will only offer one class of Shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the “Sales Charge Rule”) of the Financial Industry Regulatory Authority (“FINRA”). All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.	STATEMENT OF FACTS
A.	Initial Fund

The Initial Fund is a newly organized Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that ~~operates as an interval fund~~ intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule ~~23c-3~~13e-4 under the Exchange Act and Section 23(c)(2) of the 1940 Act. The Initial Fund’s primary investment objective ~~is to generate income, while the Initial Fund’s secondary objective is~~will be to provide long-term capital appreciation~~. The Initial Fund will pursue its investment objectives by investing primarily in collateralized loan obligations, structured notes, and warehousing facilities.~~ and current income through annual distributions with less volatility than comparable public market strategies through a diversified portfolio of investments that provide access to private markets, via historically top-tier managers. The Fund intends to invest and/or commit capital primarily in a broad cross section of private market assets across multiple strategies, geographies and asset classes. The Fund may access investment opportunities through primary fund investments, secondary fund investments, direct investments or co-investments. To maintain liquidity and to meet underlying capital calls, the Fund may also invest in liquid investments, including exchange-traded funds, equity and fixed income securities, listed vehicles with private equity exposure, business development companies, arbitrage strategies, mutual funds and cash or cash equivalents. Under normal circumstances, the Fund expects to invest up to 20% of its assets in such liquid investments.

~~The Initial Fund’s initial Registration Statement filed on Form N-2, which has not yet been declared effective by the Commission, seeks to register two classes of Shares, “Class Y Shares” and “Class F Shares,” each with its own fee and expense structure. If the Initial Fund’s initial Registration Statement is declared effective prior to receipt of the requested relief~~If the relief requested herein is granted, the Initial Fund ~~will only offer one class of Shares, Class F Shares, until receipt of the requested relief~~intends to offer Class A, Class D and Class I Shares pursuant to a continuous public offering as discussed above.

~~The~~As noted above, the Initial Fund ~~has adopted a fundamental policy to repurchase a specified percentage of its Shares (no less than 5%, and not more than 25%) at net asset value on a periodic basis. Such~~intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers ~~will be conducted~~ pursuant to Rule ~~23c-3~~13e-4 under the Exchange Act, and Section 23(c)(2) of the 1940 Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its

2

shareholders ~~or provide periodic liquidity with respect to itsShares pursuant to Rule 13e-4 under the Exchange Act~~.2 Any repurchase offers made by the Funds will be made to all holders of common Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).3

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

B.	Adviser

The Adviser is a Delaware ~~corporation~~limited liability company that is a ~~wholly-owned~~ subsidiary of ~~SEI~~CAZ Investments ~~Company~~LP. The Adviser ~~is~~will be a registered investment adviser under the Investment Advisers Act of 1940, as amended ~~(the “Advisers Act”)~~, and will serve as investment adviser for the Initial Fund pursuant to an investment management agreement (the “Investment Management Agreement”), which will be approved by the Board of Trustees of the Initial Fund, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund’s initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement. The Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund’s business affairs.

~~C. Distributor~~

~~The Distributor is registered with the Commission as a broker-dealer under the Exchange Act, and will act as the distributor of the Initial Fund. The Distributor is under common control with the Adviser and is an affiliated person, as that term is defined in Section 2(a)(3) of the 1940 Act, of the Adviser.~~

2	Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act ~~of 1933~~, as amended.
3	A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the ~~Distributor~~distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the ~~Distributor~~distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio.
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C.	~~D.~~ Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule ~~18f-3~~18f-3 under the 1940 Act.

III.	EXEMPTIONS REQUESTED
A.	The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION
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A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment

Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.4 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the ~~staff~~Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.5

One exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.6 The report concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.7 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.8 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.9

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.10 Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or

4	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.
5	Id. at 424.
6	Id. at 439-40.
7	Id. at 424.
8	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
9	Investment Co. Act Rel. No. 19399 (Apr. 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
10	Protecting Investors, at 439-40; Proposing Release, at 27.
5

service fees, e.g., SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan Private Markets Fund, Carlyle AlpInvest Private Markets Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund, and Cantor Fitzgerald Sustainable Infrastructure Fund ~~and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Alpha Alternative Assets Fund, Oaktree Diversified Income Fund Inc., PGIM Private Real Estate Fund, Inc., The Optima Dynamic Alternatives Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, First Eagle Credit Opportunities Fund, et al., Primark Private Equity Investments Fund and Primark Advisors LLC, 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Resource Credit Income Fund and Sierra Crest Investment Management LLC, Keystone Private Income Fund and Keystone National Group, LLC, Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., KKR Credit Opportunities Portfolio, Priority Income Fund, Inc., Goldman Sachs Real Estate Diversified Income Fund, CIM Real Assets & Credit Fund, Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, 1WS Credit Income Fund and 1WS Capital Advisers, Lord Abbett Credit Opportunities Fund, Cliffwater Corporate Lending Fund and Cliffwater LLC, Destra International & Event-Driven Credit Fund, and Hedge Fund Guided Portfolio Solution~~.11

11	See, e.g., SEI Alternative Income Fund, et al., Investment Co. Rel. Nos. 34909 (May 8, 2023) (notice) and 34937 (June 5, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Company Act Release Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); JPMorgan Private Markets Fund et al, Investment Co. Rel. Nos. 34846 (March 6, 2023) (notice) and 34876 (April 3, 2023) (order); Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Investment Co. Rel. Nos. 34832 (February 13, 2023) (notice) and 34852 (March 13, 2023) (order); Forum Real Estate Income Fund and Forum Capital Advisors LLC, Investment Co. Rel. Nos. 34811 (January 18, 2023) (notice) and 34834 (February 14, 2023) (order); Cadre Horizon Fund, Inc. et al, Investment Co. Rel. Nos. 34801 (January 10, 2023) (notice) and 34826 (February 7, 2023) (order); Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34796 (January 5, 2023) (notice) and 34823 (February 1, 2023) (order); Monachil Credit Income Fund and Monachil Capital Partners LP, Investment Co. Rel. Nos. 34792 (December 28, 2022) (notice) and 34813 (January 24, 2023) (order); and Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Investment Co. Rel. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order)~~; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Investment Co. Rel. No. 34729 (Oct. 17, 2022) (Notice) and Investment Co. Rel. No. 34751 (Nov. 15, 2022) (Order); Alpha Alternative Assets Fund, Investment Co. Rel. No. 34530 (Mar. 9, 2022) (Notice) and Investment Co. Rel. No. 34555 (Apr. 5, 2022) (Order); Oaktree Diversified Income Fund Inc., Investment Co. Rel. No. 34436 (Dec. 10, 2021) (Notice) and Investment Co. Rel. No. 34464 (Jan. 5, 2022) (Order); PGIM Private Real Estate Fund, Inc., Investment Co. Rel. No. 34434 (Dec. 3, 2021) (Notice) and Investment Co. Rel. No. 34455 (Dec. 29, 2021) (Order); The Optima Dynamic Alternatives Fund, Investment Co. Rel. No. 34381 (Sept. 24, 2021) (Notice) and Investment Co. Rel. No. 34409 (Oct. 21, 2021) (Order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. No. 34320 (June 29, 2021) (Notice) and Investment Co. Rel. No. 34344 (July 26, 2021) (Order); NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, Investment Co. Rel. No. 34094 (Nov. 13, 2020) (Notice) and Investment Co. Rel. No. 34132 (Dec. 8, 2020) (Order); First Eagle Credit Opportunities Fund, et al., Investment Co. Rel. No. 34080 (Oct. 30, 2020) (Notice) and Investment Co. Rel. No. 34126 (Dec. 1, 2020) (Order); Primark Private Equity Investments Fund and Primark Advisors LLC Investment Co. Rel. No. 34054 (Oct. 20, 2020) (Notice) and Investment Co. Rel. No. 34098 (Nov. 17, 2020) (Order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC Investment Co. Rel. No. 34051 (Oct. 15, 2020) (Notice) and Investment Co. Rel. No. 34091 (Nov. 10, 2020) (Order); Resource Credit Income Fund and Sierra Crest Investment Management LLC Investment Co. Rel. No. 34001 (Sept. 2, 2020) (Notice) and Investment Co. Rel. No. 34033 (Sept. 29, 2020) (Order); Keystone Private Income Fund and Keystone National Group, LLC Investment Co. Rel. No. 33917 (July 1, 2020) (Notice) and Investment Co. Rel. No. 33957 (July 28, 2020) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C. Investment Co. Rel. No. 33896 (June 17, 2020) (Notice) and Investment Co. Rel. No. 33926 (July 14, 2020) (Order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC, Investment Co. Rel. No. 33840 (Apr. 16, 2020) (Notice) and Investment Co. Rel. No. 33863 (May 12, 2020) (Order); Prospect Capital Management L.P., et al., Investment Co. Rel. No. 33800 (Feb. 19, 2020) (Notice) and Investment Co. Rel. No. 33822 (Mar. 24, 2020) (Order); Goldman Sachs Real Estate Diversified Income Fund, et al., Investment Co. Rel. No. 33743 (Jan. 9, 2020) (Notice) and Investment Co. Rel. No. 33797 (Feb. 4, 2020) (Order); CIM Real Assets & Credit Fund, et al., Investment Co. Rel. No. 33630 (Sept. 23, 2019) (Notice) and Investment Co. Rel. No. 33659 (Oct. 22, 2019) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Investment Co. Act Rel. No. 33610 (Aug. 27, 2019) (Notice) and Investment Co. Act Rel. No. 33632 (Sept. 24, 2019) (Order); 1WS Credit Income Fund and 1WS Capital Advisers, LLC, Investment Co. Act Rel. No. 33556 (July 16, 2019) (Notice) and Investment Co. Act Rel. No. 33589 (Aug. 14, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Investment Co. Rel. No. 33513 (June 19, 2019) (Notice) and Investment Co. Rel. No. 33659 (July 16, 2019) (Order); Cliffwater Corporate Lending Fund and Cliffwater LLC, Investment Co. Rel. No. 33318 (Dec. 6, 2018) (Notice) and Investment Co. Rel. No. 33437 (Feb. 1, 2019) (Order); Destra International & Event-Driven Credit Fund, et al., Investment Co. Rel. No. 33268 (Oct. 11, 2018) (Notice) and Investment Co. Rel. No. 33293 (Nov. 9, 2018) (Order); and Hedge Fund Guided Portfolio Solution, et al., Investment Co. Rel. No. 33255 (Sept. 26, 2018) (Notice) and Investment Co. Rel. No. 33278 (Oct. 23, 2018) (Order)~~.
6

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a “senior security”12 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).13 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

“it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over

12	Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.
13	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.
7

any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because, under the proposed system, (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,14 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses,

14	See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).
15	See Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule ~~12b-1~~12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.
8

special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.17 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.19 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s Shares comply with such requirements in connection with the distribution of such Fund’s Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds20 Applicants will comply with all such applicable disclosure requirements.

16	See ~~Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule~~SEI Alternative Income Fund, et al, supra note 11; Nomura Alternative Income Fund, supra note 11; Pender Real Estate Credit Fund, supra note 11; JPMorgan Private Markets Fund, supra note 11; Carlyle AlpInvest Private Markets Fund, supra note 11; Forum Real Estate Income Fund, supra note 11; Cadre Horizon Fund, Inc., supra note 11; Fidelity Multi-Strategy Credit Fund, supra note 11; Monachil Credit Income Fund, supra note 11; and Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 11.
17	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
18	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
19	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).
20	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.
9

The requested relief is similar to the exemptions discussed above granted by the Commission to SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan Private Markets Fund, Carlyle AlpInvest Private Markets Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund, and Cantor Fitzgerald Sustainable Infrastructure Fund ~~and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Alpha Alternative Assets Fund, Oaktree Diversified Income Fund Inc., PGIM Private Real Estate Fund, Inc., The Optima Dynamic Alternatives Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, First Eagle Credit Opportunities Fund, et al.; Primark Private Equity Investments Fund and Primark Advisors LLC, 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Resource Credit Income Fund and Sierra Crest Investment Management LLC, Keystone Private Income Fund and Keystone National Group, LLC, Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., KKR Credit Opportunities Portfolio, Priority Income Fund, Inc., Goldman Sachs Real Estate Diversified Income Fund, CIM Real Assets & Credit Fund, Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, 1WS Credit Income Fund and 1WS Capital Advisers, Lord Abbett Credit Opportunities Fund, Cliffwater Corporate Lending Fund and Cliffwater LLC, Destra International & Event-Driven Credit Fund, Hedge Fund Guided Portfolio Solution~~.21 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs~~, which are distribution-related fees payable to the Distributor,~~  on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking the ability to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to the ~~Distributor~~distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.22 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].23

21	See supra note ~~11~~11.
22	Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . .. The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”
23	Id.
10

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. ~~In the case of the Initial Fund’s initial share class, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer.~~  Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.25 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission ~~staff~~Staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of EWCs

24	Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.
25	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
26	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
27	See supra note ~~11~~11.
11

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.30 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.31

28	Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).
29	Id
30	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.
31	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
12

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule ~~17d-l~~17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.33

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions,

32	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).
33	Id.
13

policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.34

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits C and D.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

34	See supra note ~~11~~11.
14

Dated: ~~April~~August 10, 2023	~~SEI ALTERNATIVE INCOME~~CAZ STRATEGIC OPPORTUNITIES FUND
	By:	/s/ ~~Stephen MacRae~~Christopher A. Zook
Name: ~~Stephen MacRae~~Christopher A. Zook Title: ~~President~~Authorized Signatory
~~Dated: April 10, 2023~~	~~SEI INVESTMENTS MANAGEMENT CORPORATION~~
	~~By:~~	~~/s/ David F. McCann~~
~~Name: David F. McCann Title: Vice President and Assistant Secretary~~
Dated: ~~April~~August 10, 2023	~~SEI~~CAZ INVESTMENTS ~~DISTRIBUTION CO.~~REGISTERED ADVISER LLC
	By:	/s/ ~~John C. Munch~~Christopher A. Zook
Name: ~~John C. Munch~~Christopher A. Zook Title: ~~General Counsel and Secretary~~Authorized Signatory

15

EXHIBIT A

Resolutions of the Sole Trustee of ~~SEI Alternative Income Fund (formerly, SEI Structured Credit Interval Fund)~~CAZ Strategic Opportunities Fund

RESOLVED, that appropriate officers and agents of the CAZ Strategic Opportunities Fund (the “Trust”) be, and hereby are, authorized, empowered and directed on behalf of the Trust, to cause to be prepared, executed and filed with the U.S. Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Trust’s application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

~~VOTED, that the SEI Structured Credit Interval Fund’s (the “Trust”) filing of an application: (i) pursuant to Section 6(c) of the 1940 Act for an order of exemption from Sections 18(a)(2), 18(c) and 18(i) thereunder; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order of exemption from Rule 23c-3 thereunder; and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Trust to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, early withdrawal charges and/or such other features that such officer or officers may deem to be necessary or appropriate (the “Multi-Class Exemptive Application”) be, and it hereby is, approved.~~

~~VOTED, that the Trust’s President, any Vice President, the Treasurer and the Secretary are, and each of them acting singly hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Trust with the Commission any amendments to the Multi-Class Exemptive Application and to take such other action as the officer or officers so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.~~

~~VOTED, that the officers of the Trust are authorized and directed to take such other action and execute such other documents as they may deem necessary or advisable, upon advice of counsel, to effectuate the foregoing resolutions.~~

FURTHER RESOLVED, that any officer or trustee of the Trust, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Trust’s application for multiple class exemptive relief.

16

EXHIBIT B
Verifications

The undersigned states that he has duly executed the attached Application dated ~~April~~August 10, 2023 for and on behalf of ~~SEI Alternative Income~~CAZ Strategic Opportunities Fund in his capacity as ~~President~~an authorized signatory of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~SEI Alternative Income~~CAZ Strategic Opportunities Fund
By:	/s/ ~~Stephen MacRae~~Christopher A. Zook
Name: ~~Stephen MacRae~~Christopher A. Zook Title: ~~President~~Authorized Signatory

The undersigned states that he has duly executed the attached Application dated ~~April~~August 10, 2023 for and on behalf of ~~SEI~~CAZ Investments ~~Management Corporation~~Registered Adviser LLC in his capacity as ~~Vice President and Assistant Secretary~~an authorized signatory of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~SEI~~CAZ Investments ~~Management Corporation~~Registered Adviser LLC
By:	/s/ ~~David F. McCann~~Christopher A. Zook
Name: ~~David F. McCann~~Christopher A. Zook Title: ~~Vice President and Assistant Secretary~~Authorized Signatory

~~The undersigned states that he has duly executed the attached Application dated April 10, 2023 for and on behalf of SEI Investments Distribution Co. in his capacity as General Counsel and Secretary of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~SEI Investments Distribution Co.~~
~~By:~~	~~/s/ John C. Munch~~
~~Name: John C. Munch Title: General Counsel and Secretary~~
17

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

18

AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON ~~JANUARY 19~~AUGUST 10, 2023 File No. 812-[~~•~~ ]
UNITED STATES OF AMERICA BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”)
for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c)
and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for
an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the
1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

CAZ STRATEGIC OPPORTUNITIES FUND
CAZ INVESTMENTS REGISTERED ADVISER LLC

~~JPMORGAN PRIVATE MARKETS FUND~~

~~J.P. MORGAN INVESTMENT MANAGEMENT INC.~~

~~J.P. MORGAN INSTITUTIONAL INVESTMENTS INC.~~

~~277 Park Avenue~~

~~New York, New York 10179~~One Riverway, Suite 2000
Houston, TX 77056

Please direct all communications regarding this application to:

~~Carmine Lekstutis~~Christopher Alan Zook
~~Andrea Santoriello~~
~~JPMorgan Private Markets~~CAZ Strategic Opportunities Fund
~~277 Park Avenue~~
~~New York~~One Riverway, ~~New York 10172~~Suite 2000
Houston, TX 77056
(~~212~~713) ~~648-0919~~403-8250
~~carmine.lekstutis@jpmorgan.com~~ caz@cazinvestments.com

~~andrea.m.santoriello@jpmorgan.com~~

Copies to:
Thomas Friedmann ~~Rajib Chanda, Esq.~~
~~Ryan P. Brizek, Esq.~~ Matthew Carter
~~Simpson Thacher & Bartlett~~ Alexander Karampatsos
Dechert LLP
One International Place~~900 G Street, N.W.~~
~~Washington~~, ~~D.C. 20001~~ 40th Floor
~~rajib~~100 Oliver Street
Boston, MA 02110-2605
thomas.~~chanda@stblaw~~friedmann@dechert.com
~~ryan~~matthew.~~brizek@stblaw~~carter@dechert.com
alexander.karampatsos@dechert.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~69~~[ ] PAGES.

I.	THE PROPOSAL	1
II.	STATEMENT OF FACTS	2
~~A~~. A.	Initial Fund	2
~~B.~~ B.	Adviser	3
~~C.~~	~~Distributor~~	~~3~~
~~D.~~ C.	Other Provisions	3
III.	EXEMPTIONS REQUESTED	3
~~A.~~ A.	The Multi-Class System	3
~~B.~~ B.	Early Withdrawal Charge	3
~~C.~~ C.	Asset-Based Distribution and/or Service Fees	3
IV.	COMMISSION AUTHORITY	~~3~~4
V.	DISCUSSION	4
~~A.~~ A.	Background	4
~~B.~~ B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act	6
~~C.~~ C.	Early Withdrawal Charge	~~9~~8
~~D.~~ D.	Waivers of EWCs	~~11~~10
~~E.~~ E.	Asset-Based Distribution and/or Service Fees	~~12~~11
VI.	APPLICANTS’ CONDITION	~~13~~12
VII.	CONCLUSION	~~13~~12

EXHIBITS

Exhibit A Resolutions of the Initial Fund

Exhibit B Verifications

Exhibit C Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

~~i~~

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

CAZ Strategic Opportunities Fund
CAZ Investments Registered Adviser LLC

One Riverway, Suite 2000
Houston, TX 77056

~~JPMORGAN PRIVATE MARKETS FUND~~

~~J.P. MORGAN INVESTMENT MANAGEMENT INC.~~

~~J.P. MORGAN INSTITUTIONAL INVESTMENTS INC.~~

~~277 Park Avenue~~

~~New York, New York 10172~~

Investment Company Act of 1940 File No. 812-[~~•~~ ]

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”) FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	~~I.~~ THE PROPOSAL

~~JPMorgan Private Markets~~CAZ Strategic Opportunities Fund (the “Initial Fund”) is a newly organized Delaware statutory trust that will operate as a continuously offered, registered non-diversified, closed-end management investment company that ~~provides~~intends to provide periodic liquidity with respect to its shares ~~(“Shares”)~~through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 23(c)(2) of the 1940 Act. The Initial Fund will be advised by ~~J.P. Morgan Investment Management Inc.~~CAZ Investments Registered Adviser LLC (the “Adviser~~”) and distributed by J.P. Morgan Institutional Investments Inc. (the “Distributor~~”). The Initial Fund~~,~~ and the Adviser ~~and the Distributor~~ are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the ~~Investment Company Act of 1940, as amended (the “~~1940 Act~~”)~~, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares (“Shares”) and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or ~~the Distributor or~~ any entity controlling, controlled by, or under common control with the Adviser ~~or the Distributor~~, or any successor in interest to any such entity,~~1~~ 1 acts as investment adviser ~~or principal underwriter, respectively,~~ and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund ~~will make a continuous public offering of its Shares~~intends to file an initial registration statement on Form N-2 (“Initial Registration Statement”), seeking to register three classes of beneficial interest, “Class A Shares,” “Class D Shares” and “Class I Shares,” under the 1940 Act and the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund ~~may also offer additional classes of Shares in the future, with each class having its own fee and expense structure~~anticipates making a continuous public offering of its Class A, Class D and Class I Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~Shares of~~ The Initial Fund will only offer one class of Shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the “Sales Charge Rule”) of the Financial Industry Regulatory Authority (“FINRA”). All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

~~1       A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.~~

1	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

II.	~~II.~~ STATEMENT OF FACTS
A.	A. Initial Fund

The Initial Fund is a newly organized Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act and Section 23(c)(2) of the 1940 Act. The Initial Fund’s primary investment objective ~~is to seek~~will be to provide long-term capital appreciation~~. The Initial Fund anticipates that it will seek to achieve its investment objective by investing primarily in an actively managed portfolio of private equity and other private assets. Shares of the Initial Fund may only be purchased by entities or persons that are both (i) “accredited investors” within the meaning of Regulation D under the Securities Act of 1993, as amended (the “Securities Act”) and (ii) “qualified clients” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Future Funds may be sold to investors that do not meet these qualifications.~~ and current income through annual distributions with less volatility than comparable public market strategies through a diversified portfolio of investments that provide access to private markets, via historically top-tier managers. The Fund intends to invest and/or commit capital primarily in a broad cross section of private market assets across multiple strategies, geographies and asset classes. The Fund may access investment opportunities through primary fund investments, secondary fund investments, direct investments or co-investments. To maintain liquidity and to meet underlying capital calls, the Fund may also invest in liquid investments, including exchange-traded funds, equity and fixed income securities, listed vehicles with private equity exposure, business development companies, arbitrage strategies, mutual funds and cash or cash equivalents. Under normal circumstances, the Fund expects to invest up to 20% of its assets in such liquid investments.

If the relief requested herein is granted, the Initial Fund intends to offer Class A, Class D and Class I Shares pursuant to a continuous public offering as discussed above.

~~The~~As noted above, the Initial Fund ~~will~~intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act, and Section 23(c)(2) of the 1940 Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or ~~will~~ adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders.~~2~~ 2 Any repurchase offers made by the Funds will be made to all holders of common Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).~~3~~ 3

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term

2	Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.
3	A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio.

shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

~~2 Rule~~	~~23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.~~

~~3       A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the Distributor. Pursuant to the requested order,~~

~~any EWC will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio.~~

B.	Adviser

The Adviser is a Delaware ~~corporation that is an indirect, wholly-owned~~limited liability company that is a subsidiary of ~~JPMorgan Chase & Co. (“JPMC”)~~CAZ Investments LP. The Adviser ~~is~~will be a registered investment adviser under the Investment Advisers Act of 1940, as amended, and will serve as investment adviser for the Initial Fund pursuant to an investment management agreement (the “Investment Management Agreement”), which will be approved by the Board of Trustees of the Initial Fund, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund’s initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement. The Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund’s business affairs.

~~C. Distributor~~

~~The Distributor is registered with the Commission as a broker-dealer under the Exchange Act, and will act as the distributor of the Initial Fund. The Distributor is under common control with the Adviser and is an affiliated person, as that term is defined in Section 2(a)(3) of the 1940 Act, of the Adviser.~~

C.	D. Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule ~~18f-3~~18f-3 under the 1940 Act.

III.	~~III.~~ EXEMPTIONS REQUESTED
A.	The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	~~IV.~~ COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	~~V.~~ DISCUSSION
A.	A. Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment

Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.~~4~~ 4 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting

4	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.

Investors, the ~~staff~~Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.~~5~~ 5

One exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~6~~ 6 The report concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~7~~ 7 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

~~4 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.~~

~~5       Id. at 424.~~

~~6       Id. at 439-40.~~

~~7       Id. at 424.~~

5	Id. at 424.
6	Id. at 439-40.
7	Id. at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~8~~ 8 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.9~~ 1993.9

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~10~~ 10 Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, e.g., SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan Private Markets Fund, Carlyle AlpInvest Private Markets Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund, and Cantor Fitzgerald Sustainable Infrastructure Fund ~~and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Alpha Alternative Assets Fund, Oaktree Diversified Income Fund Inc., PGIM Private Real Estate Fund, Inc., The Optima Dynamic Alternatives Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, First Eagle Credit Opportunities Fund, et al., Primark Private Equity Investments Fund and Primark Advisors LLC, 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Resource Credit Income Fund and Sierra Crest Investment Management LLC, Keystone Private Income Fund and Keystone National Group, LLC, Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., KKR Credit Opportunities Portfolio, Priority Income Fund, Inc., Goldman Sachs Real Estate Diversified Income Fund, CIM Real Assets & Credit Fund, Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, 1WS Credit Income Fund and 1WS Capital Advisers, Lord Abbett Credit Opportunities Fund, Cliffwater Corporate Lending Fund and Cliffwater LLC, Destra International & Event-Driven Credit Fund, and Hedge Fund Guided Portfolio Solution.11~~ .11

8	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
9	Investment Co. Act Rel. No. 19399 (Apr. 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
10	Protecting Investors, at 439-40; Proposing Release, at 27.
11	See, e.g., SEI Alternative Income Fund, et al., Investment Co. Rel. Nos. 34909 (May 8, 2023) (notice) and 34937 (June 5, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Company Act Release Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); JPMorgan Private Markets Fund et al, Investment Co. Rel. Nos. 34846 (March 6, 2023) (notice) and 34876 (April 3, 2023) (order); Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Investment Co. Rel. Nos. 34832 (February 13, 2023) (notice) and 34852 (March 13, 2023) (order); Forum Real Estate Income Fund and Forum Capital Advisors LLC, Investment Co. Rel. Nos. 34811 (January 18, 2023) (notice) and 34834 (February 14, 2023) (order); Cadre Horizon Fund, Inc. et al, Investment Co. Rel. Nos. 34801 (January 10, 2023) (notice) and 34826 (February 7, 2023) (order); Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34796 (January 5, 2023) (notice) and 34823 (February 1, 2023) (order); Monachil Credit Income Fund and Monachil Capital Partners LP, Investment Co. Rel. Nos. 34792 (December 28, 2022) (notice) and 34813 (January 24, 2023) (order); and Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Investment Co. Rel. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order).

~~8 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).~~

~~9~~	~~Investment Co. Act Rel. No. 19399 (Apr. 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.~~

~~10       Protecting Investors, at 439-40; Proposing Release, at 27.~~

~~11~~	~~See Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Investment Co. Rel. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order); Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Investment Co. Rel. No. 34729 (Oct. 17, 2022) (Notice) and Investment Co. Rel. No. 34751 (Nov. 15, 2022) (Order); Alpha Alternative Assets Fund, Investment Co. Rel. No. 34530 (Mar. 9, 2022) (Notice) and Investment Co. Rel. No. 34555 (Apr. 5, 2022) (Order); Oaktree Diversified Income Fund Inc., Investment Co. Rel. No. 34436 (Dec. 10, 2021) (Notice) and Investment Co. Rel. No. 34464 (Jan. 5, 2022) (Order); PGIM Private Real Estate Fund, Inc., Investment Co. Rel. No. 34434 (Dec. 3, 2021) (Notice) and Investment Co. Rel. No. 34455 (Dec. 29, 2021) (Order); The Optima Dynamic Alternatives Fund, Investment Co. Rel. No. 34381 (Sept. 24, 2021) (Notice) and Investment Co. Rel. No. 34409 (Oct. 21, 2021) (Order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. No. 34320 (June 29, 2021) (Notice) and Investment Co. Rel. No. 34344 (July 26, 2021) (Order); NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, Investment Co. Rel. No. 34094 (Nov. 13, 2020) (Notice) and Investment Co. Rel. No. 34132 (Dec. 8, 2020) (Order); First Eagle Credit Opportunities Fund, et al., Investment Co. Rel. No. 34080 (Oct. 30, 2020) (Notice) and Investment Co. Rel. No. 34126 (Dec. 1, 2020) (Order); Primark Private Equity Investments Fund and Primark Advisors LLC Investment Co. Rel. No. 34054 (Oct. 20, 2020) (Notice) and Investment Co. Rel. No. 34098 (Nov. 17, 2020) (Order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC Investment Co. Rel. No. 34051 (Oct. 15, 2020) (Notice) and Investment Co. Rel. No. 34091 (Nov. 10, 2020) (Order); Resource Credit Income Fund and Sierra Crest Investment Management LLC Investment Co. Rel. No. 34001 (Sept. 2, 2020) (Notice) and Investment Co. Rel. No. 34033 (Sept. 29, 2020) (Order); Keystone Private Income Fund and Keystone National Group, LLC Investment Co. Rel. No. 33917 (July 1, 2020) (Notice) and Investment Co. Rel. No. 33957 (July 28, 2020) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C. Investment Co. Rel. No. 33896 (June 17, 2020) (Notice) and Investment Co. Rel. No. 33926 (July 14, 2020) (Order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC, Investment Co. Rel. No. 33840 (Apr. 16, 2020) (Notice) and Investment Co. Rel. No. 33863 (May 12, 2020) (Order); Prospect Capital Management L.P., et al., Investment Co. Rel. No. 33800 (Feb. 19, 2020) (Notice) and Investment Co. Rel. No. 33822 (Mar. 24, 2020) (Order); Goldman Sachs Real Estate Diversified Income Fund, et al., Investment Co. Rel. No. 33743 (Jan. 9, 2020) (Notice) and Investment Co. Rel. No. 33797 (Feb. 4, 2020) (Order); CIM Real Assets & Credit Fund, et al., Investment Co. Rel. No. 33630 (Sept. 23, 2019) (Notice) and Investment Co. Rel. No. 33659 (Oct. 22, 2019) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Investment Co. Act Rel. No. 33610 (Aug. 27, 2019) (Notice) and Investment Co. Act Rel. No. 33632 (Sept. 24, 2019) (Order); 1WS Credit Income Fund and 1WS Capital Advisers, LLC, Investment Co. Act Rel. No. 33556 (July 16, 2019) (Notice) and Investment Co. Act Rel. No. 33589 (Aug. 14, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Investment Co. Rel. No. 33513 (June 19, 2019) (Notice) and Investment Co. Rel. No. 33659 (July 16, 2019) (Order); Cliffwater Corporate Lending Fund and Cliffwater LLC, Investment Co. Rel. No. 33318 (Dec. 6, 2018) (Notice) and Investment Co. Rel. No. 33437 (Feb. 1, 2019) (Order); Destra International & Event-Driven Credit Fund, et al., Investment Co. Rel. No. 33268 (Oct. 11, 2018) (Notice) and Investment Co. Rel. No. 33293 (Nov. 9, 2018) (Order); and Hedge Fund Guided Portfolio Solution, et al., Investment Co. Rel. No. 33255 (Sept. 26, 2018) (Notice) and Investment Co. Rel. No. 33278 (Oct. 23, 2018) (Order).~~

B.	B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a “senior security”~~12~~ 12 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).~~13~~

12	Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

13 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

“it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series:

~~12 Section~~	~~18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.~~

~~13       Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.~~

13	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because, under the proposed system, (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~14~~ 14 the

14	See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).

Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~15~~ 15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of

Rule 18f-3 ~~14 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153~~

~~(Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder~~

~~Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).~~

~~15~~	~~See Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.~~

15	See Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

~~Rule 18f-3~~ as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.~~16~~ 16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~17~~ 17 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting

16	See SEI Alternative Income Fund, et al, supra note 11; Nomura Alternative Income Fund, supra note 11; Pender Real Estate Credit Fund, supra note 11; JPMorgan Private Markets Fund, supra note 11; Carlyle AlpInvest Private Markets Fund, supra note 11; Forum Real Estate Income Fund, supra note 11; Cadre Horizon Fund, Inc., supra note 11; Fidelity Multi-Strategy Credit Fund, supra note 11; Monachil Credit Income Fund, supra note 11; and Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 11.
17	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

period in shareholder ~~reports18~~ reports18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~19~~ 19 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s Shares comply with such requirements in connection with the distribution of such Fund’s Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds~~.20~~ 20 Applicants will comply with all such applicable disclosure requirements.

~~16 See~~	~~Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.~~

~~17       In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.~~

~~18       Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).~~

~~19       Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).~~

~~20~~	~~Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.~~

18	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
19	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).
20	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

The requested relief is similar to the exemptions discussed above granted by the Commission to SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan Private Markets Fund, Carlyle AlpInvest Private Markets Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund, and Cantor Fitzgerald Sustainable Infrastructure Fund ~~and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Alpha Alternative Assets Fund, Oaktree Diversified Income Fund Inc., PGIM Private Real Estate Fund, Inc., The Optima Dynamic Alternatives Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, First Eagle Credit Opportunities Fund, et al.; Primark Private Equity Investments Fund and Primark Advisors LLC, 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Resource Credit Income Fund and Sierra Crest Investment Management LLC, Keystone Private Income Fund and Keystone National Group, LLC, Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., KKR Credit Opportunities Portfolio, Priority Income Fund, Inc., Goldman Sachs Real Estate Diversified Income Fund, CIM Real Assets & Credit Fund, Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, 1WS Credit Income Fund and 1WS Capital Advisers, Lord Abbett Credit Opportunities Fund, Cliffwater Corporate Lending Fund and Cliffwater LLC, Destra International & Event-Driven Credit Fund, Hedge Fund Guided Portfolio Solution.21~~ .21 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.

C. Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs~~, which are distribution-related fees payable to the Distributor,~~  on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking the ability to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to the ~~Distributor~~distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

21	See supra note 11.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.~~22~~ 22 The Commission stated, however, that even though it was not proposing any provisions

~~21 See~~	~~Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 11; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 11; Alpha Alternative Assets Fund, supra note 11; Oaktree Diversified Income Fund Inc., supra note 11; PGIM Private Real Estate Fund, Inc., supra note 11; The Optima Dynamic Alternatives Fund; supra note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., supra note 11; NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, supra note 11; First Eagle Credit Opportunities Fund, et al., supra note 11; Primark Private Equity Investments Fund and Primark Advisors LLC, supra note 11; 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, supra note 11; Resource Credit Income Fund and Sierra Crest Investment Management LLC, supra note 11; Keystone Private Income Fund and Keystone National Group, LLC, supra note 11; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 11; KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC, supra note 11; Prospect Capital Management L.P., et al., supra note 11; Goldman Sachs Real Estate Diversified Income Fund, et al., supra note 11; CIM Real Assets & Credit Fund, et al., supra note 11; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 11; 1WS Credit Income Fund and 1WS Capital Advisers, LLC, supra note 11; Lord Abbett Credit Opportunities Fund, et al. supra note 11, Cliffwater Corporate Lending Fund and Cliffwater LLC, supra note 11; Destra International & Event-Driven Credit Fund, et al., supra note 11; and Hedge Fund Guided Portfolio Solution, et al., supra note 11.~~
~~22~~	~~Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.~~

22	Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . .. The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].~~23~~ 23

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.~~24~~ 24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. ~~In the case of the Initial Fund’s initial share class, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer.~~  Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from

23	Id.
24	Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

discriminating among shareholders in prices paid for shares tendered in a repurchase offer.~~25~~ 25 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission ~~staff~~Staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.~~26~~ 26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

~~23 Id.~~

~~24       Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.~~

~~25       See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.~~

~~26       See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).~~

25	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
26	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.~~27~~ 27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	D. Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”~~28~~ 28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d~~-1.29~~ -1.29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs

27	See supra note 11.
28	Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).
29	Id

for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.~~30~~ 30 The same policy concerns and competitive

~~27 See~~	~~Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 11; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 11; Alpha Alternative Assets Fund, supra note 11; Oaktree Diversified Income Fund Inc., supra note 11; PGIM Private Real Estate Fund, Inc., supra note 11; The Optima Dynamic Alternatives Fund; supra note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., supra note 11; NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, supra note 11; First Eagle Credit Opportunities Fund, et al., supra note 11; Primark Private Equity Investments Fund and Primark Advisors LLC, supra note 11; 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, supra note 11; Resource Credit Income Fund and Sierra Crest Investment Management LLC, supra note 11; Keystone Private Income Fund and Keystone National Group, LLC, supra note 11; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 11; KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC, supra note 11; Prospect Capital Management L.P., et al., supra note 11; Goldman Sachs Real Estate Diversified Income Fund, et al., supra note 11; CIM Real Assets & Credit Fund, et al., supra note 11; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 11; 1WS Credit Income Fund and 1WS Capital Advisers, LLC, supra note 11; Lord Abbett Credit Opportunities Fund, et al. supra note 11; Cliffwater Corporate Lending Fund and Cliffwater LLC, supra note 11; Destra International & Event-Driven Credit Fund, et al., supra note 11; and Hedge Fund Guided Portfolio Solution, et al., supra note 11.~~

~~28       Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).~~

~~29       Id.~~

~~30       Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing~~

~~shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.~~

30	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	E. Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.~~31~~ 31

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as

31	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b~~-1,32~~ -1,32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule ~~17d-l~~17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

~~31 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.~~

~~32       See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).~~

32	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~33~~ 33

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule ~~17d-1~~17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	~~.~~ CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ~~insure~~ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the

33	Id.

requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~34~~ 34

~~33 Id.~~

~~34~~	~~See Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., supra note 11; Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, supra note 11; Alpha Alternative Assets Fund, supra note 11; Oaktree Diversified Income Fund Inc., supra note 11; PGIM Private Real Estate Fund, Inc., supra note 11; The Optima Dynamic Alternatives Fund; supra note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., supra note 11; NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, supra note 11; First Eagle Credit Opportunities Fund, et al., supra note 11; Primark Private Equity Investments Fund and Primark Advisors LLC, supra note 11; 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, supra note 11; Resource Credit Income Fund and Sierra Crest Investment Management LLC, supra note 11; Keystone Private Income Fund and Keystone National Group, LLC, supra note 11; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 11; KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC, supra note 11; Prospect Capital Management L.P., et al., supra note 11; Goldman Sachs Real Estate Diversified Income Fund, et al., supra note 11; CIM Real Assets & Credit Fund, et al., supra note 11; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 11; 1WS Credit Income Fund and 1WS Capital Advisers, LLC, supra note 11; Lord Abbett Credit Opportunities Fund, et al. supra note 11; Cliffwater Corporate Lending Fund and Cliffwater LLC, supra note 11; Destra International & Event-Driven Credit Fund, et al., supra note 11; and Hedge Fund Guided Portfolio Solution, et al., supra note 11.~~

34	See supra note 11.

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits C and D.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

Dated: August 10, 2023	CAZ STRATEGIC OPPORTUNITIES FUND
	By:	/s/ Christopher A. Zook
Name: Christopher A. Zook Title: Authorized Signatory

Dated: August 10, 2023	CAZ INVESTMENTS REGISTERED ADVISER LLC
	By:	/s/ Christopher A. Zook
Name: Christopher A. Zook Title: Authorized Signatory

~~JPMORGAN PRIVATE MARKETS FUND~~

~~Dated: January 19, 2023 By: /s/ Ashmi Mehrotra~~

~~Name: Ashmi Mehrotra~~

~~Title: Trustee~~

~~J.P. MORGAN INVESTMENT MANAGEMENT INC.~~

~~Dated: January 19, 2023 By: /s/ Ashmi Mehrotra~~

~~Name: Ashmi Mehrotra~~

~~Title: Managing Director~~

~~J.P. MORGAN INSTITUTIONAL INVESTMENTS INC.~~

~~Dated: January 19, 2023 By: /s/ James Hoffmann~~

~~Name: James Hoffmann~~

~~Title: Executive Director~~

~~[JPMorgan Private Markets Fund – Signature Page to Multi-Class Exemptive Order Application]~~

EXHIBIT A

Resolutions of the Sole Trustee of ~~JPMorgan Private Markets~~CAZ Strategic Opportunities Fund

~~RESOLVED, that the officers of JPMorgan Private Markets Fund (the “Fund”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund, an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act, (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution fees with respect to a certain class; and be it further~~

RESOLVED, that appropriate officers and agents of the CAZ Strategic Opportunities Fund (the “Trust”) be, and hereby are, authorized, empowered and directed on behalf of the Trust, to cause to be prepared, executed and filed with the U.S. Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Trust’s application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that ~~the appropriate officers of the Fund~~any officer or trustee of the Trust, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, ~~and to take such other actions~~ as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, ~~such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.~~

including filing any further amendment to the Trust’s application for multiple class exemptive relief.~~16~~

EXHIBIT B
Verifications

The undersigned states that ~~she~~he has duly executed the attached Application dated ~~January 19~~August 10, 2023 for and on behalf of ~~JPMorgan Private Markets Fund in her~~CAZ Strategic Opportunities Fund in his capacity as ~~Trustee~~an authorized signatory of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

CAZ Strategic Opportunities Fund
By:	/s/ Christopher A. Zook
Name: Christopher A. Zook Title: Authorized Signatory

~~JPMORGAN PRIVATE MARKETS FUND~~

~~By: /s/ Ashmi Mehrotra~~
~~Name: Ashmi Mehrotra~~
~~Title: Trustee~~

The undersigned states that ~~she~~he has duly executed the attached Application dated ~~January 19~~August 10, 2023 for and on behalf of ~~J.P. Morgan Investment Management Inc. in his/her~~CAZ Investments Registered Adviser LLC in his capacity as ~~Managing Director~~an authorized signatory of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

CAZ Investments Registered Adviser LLC
By:	/s/ Christopher A. Zook
Name: Christopher A. Zook Title: Authorized Signatory

~~J.P. Morgan Investment Management Inc.~~

~~By: /s/ Ashmi Mehrotra~~
~~Name: Ashmi Mehrotra~~
~~Title: Managing Director~~

~~The undersigned states that he has duly executed the attached Application dated January 19, 2023 for and on behalf of J.P. Morgan Institutional Investments Inc. in his/her capacity as Executive Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that (s)he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~J.P. MORGAN INSTITUTIONAL INVESTMENTS INC.~~

~~By: /s/ James Hoffmann Name: James Hoffmann~~

~~Title: Executive Director~~

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications
Identified as Substantially Identical under Rule 0-5(e)(3)